

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 26, 2024

Kevin Cox
Chief Executive Officer
Energys Group Limited
Franklyn House, Daux Road
Billingshurst, West Sussex
RH149SJ
United Kingdom

> **Re: Energys Group Limited**
> **Amendment No. 4 to Registration Statement on Form F-1**
> **Filed March 22, 2024**
> **File No. 333-275956**

Dear Kevin Cox:

We have reviewed your amended registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 4 to Registration Statement on Form F-1 filed March 22, 2024

Cover Page

1. Given the substantial portion of your shares being registered for resale and the short period those shares have been held since being initially sold by your controlling shareholder, Moonglade, to Majestic Dragon Investment Co. Limited on February 1, 2024 and transferred to Mssrs. To and Lee, please provide us with an analysis of your basis for determining that it is appropriate to characterize the resale offering as a secondary offering under Securities Act Rule 415(a)(1)(i), as opposed to an indirect primary offering. For guidance, refer to Securities Act Rules Compliance & Disclosure Interpretation 612.09.

2.   It appears that the resale offering will occur concurrently with your initial public offering. Please revise your disclosure throughout your registration statement to clarify when, in relation to the primary firm commitment offering, the selling shareholders are offering their shares, and at what price.

Use of Proceeds, page 35

3.   Please include all of the information that may not be excluded pursuant to Rule 430A in a pre-effective amendment.

Please contact Shannon Menjivar at 202-551-3856 if you have questions regarding comments on the financial statements and related matters. Please contact Isabel Rivera at 202-551-3518 or Pam Howell at 202-551-3357 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Celia Velletri